SUB-ITEM 77C



Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset
Variable Rate Strategic Fund Inc. was held on January
29, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the
Meeting:

Election of directors
Nominees		Votes For	Votes Withheld
Robert D. Agdern	4,273,558	   24,262

Paolo M. Cucchi		4,271,740	   26,080

Riordan Roett		4,272,033	   25,787

Jane E. Trust		4,272,518	   25,302

At March 31, 2016, in addition to Robert D. Agdern,
Paolo M. Cucchi, Riordan Roett and Jane E. Trust, the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick